UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Windtree Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

97382D204

(CUSIP Number)

James Huang

Panacea Venture

No. 5, Lane 1350, Fuxing Middle Road

Xuhui District, Shanghai

China 200031

(86-21) 6176-1101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97382D204	13D	Page 1 of 8 pages

1	Names of Reporting Persons Panacea Venture Healthcare Fund I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,449,161
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,449,161

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,449,161
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.9%
14	Type of Reporting Person PN

CUSIP No. 97382D204	13D	Page 2 of 8 pages

1	Names of Reporting Persons Panacea Venture Healthcare Fund GP I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,449,161
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,449,161

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,449,161
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.9%
14	Type of Reporting Person PN

CUSIP No. 97382D204	13D	Page 3 of 8 pages

1	Names of Reporting Persons Panacea Venture Healthcare Fund GP Company, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,449,161
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,449,161

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,449,161
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.9%
14	Type of Reporting Person CO

CUSIP No. 97382D204	13D	Page 4 of 8 pages

1	Names of Reporting Persons Panacea Venture Management Company Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,449,161
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,449,161

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,449,161
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.9%
14	Type of Reporting Person CO

CUSIP No. 97382D204	13D	Page 5 of 8 pages

1	Names of Reporting Persons James Huang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 331,281
	8	Shared Voting Power 3,449,161
	9	Sole Dispositive Power 331,281
	10	Shared Dispositive Power 3,449,161

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,780,442
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.7%
14	Type of Reporting Person IN

CUSIP No. 97382D204	13D	Page 6 of 8 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on December 31, 2018 (as amended to date, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Windtree Therapeutics, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of the date hereof, based upon 43,531,022 shares of Common Stock outstanding as of February 22, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Panacea Venture Healthcare Fund I, L.P.	3,449,161	7.9%	0	3,449,161	0	3,449,161
Panacea Venture Healthcare Fund GP I, L.P.	3,449,161	7.9%	0	3,449,161	0	3,449,161
Panacea Venture Healthcare Fund GP Company, Ltd.	3,449,161	7.9%	0	3,449,161	0	3,449,161
Panacea Venture Management Company Ltd.	3,449,161	7.9%	0	3,449,161	0	3,449,161
James Huang	3,780,442	8.7%	331,281	3,487,586	331,281	3,487,586

Panacea Venture Healthcare Fund I, L.P. is the holder of 3,449,161 shares of Common Stock. Panacea Venture Management Company Ltd. is the management company of Panacea Venture Healthcare Fund GP Company, Ltd., which is the general partner of Panacea Venture Healthcare Fund GP I, L.P., which is the general partner of Panacea Venture Healthcare Fund I, L.P. By virtue of his control of Panacea Venture Management Company Ltd., Mr. Huang may be deemed to share beneficial ownership of the securities held by Panacea Venture Healthcare Fund I, L.P.

In addition, Mr. Huang also holds 291,281 shares of Common Stock and options to purchase 40,000 shares of Common stock that are currently exercisable.

CUSIP No. 97382D204	13D	Page 7 of 8 pages

(c) Pursuant to a warrant exercise inducement offer letter, the Issuer and Panacea Venture Healthcare Fund I, L.P. agreed to amend the outstanding warrants held by Panacea Venture Healthcare Fund I, L.P. to lower the exercise price to $0.1411 and to issue warrants to purchase an additional 2,224,616 shares of Common Stock, in exchange for Panacea Venture Healthcare Fund I, L.P. agreeing to immediately exercise the repriced warrants. Except for the foregoing, none of the Reporting Persons or Related Persons has effected any transactions with respect to the Common Stock since the date of the last amendment to the Schedule 13D.

(d) None.

(e) Not applicable.

CUSIP No. 97382D204	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2023

Panacea Venture Healthcare Fund I, L.P.

By: Panacea Venture Healthcare Fund GP I, L.P., its general partner
By: Panacea Venture Healthcare Fund GP Company, Ltd., its general partner
By: Panacea Venture Management Company Ltd., its manager

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

Panacea Venture Healthcare Fund GP I, L.P.

By: Panacea Venture Healthcare Fund GP Company, Ltd., its general partner
By: Panacea Venture Management Company Ltd., its manager

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

Panacea Venture Healthcare Fund GP Company, Ltd.

By: Panacea Venture Management Company Ltd., its manager

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

Panacea Venture Management Company Ltd.

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

James Huang

/s/ James Huang